Exhibit 99.1

Renren Receives Notification from NYSE Regarding Delayed Filing of 2020 Annual Report

BEIJING, May 20, 2021 -- Renren Inc. (NYSE: RENN) ("Renren" or the "Company") today announced that it received a notice from NYSE Regulation indicating that the Company is not in compliance with Section 802.01E of the NYSE Listed Company Manual as a result of its failure to timely file its Annual Report on Form 20-F for the year ended December 31, 2020 (the "2020 Form 20-F") with the Securities and Exchange Commission (the "SEC").

The Company was not able to file the 2020 Form 20-F by its due date primarily due to the additional time required to prepare the Company's audited financial statements for the year ended December 31, 2020, as set forth in the Form 12b-25 submitted to the SEC on April 30, 2021. The Company is making all efforts to file the 2020 Form 20-F as soon as possible.

NYSE Regulation notified the Company that the NYSE will closely monitor the status of the Company's late filing and related public disclosures for up to a six-month period from the due date of the annual report. If the Company fails to file its annual report and any subsequent delayed filings within six months from the filing due date, the NYSE may, in its sole discretion, allow the Company's securities to trade for up to an additional six months depending on specific circumstances, as outlined in Section 802.01E of the NYSE Listed Company Manual. It is expected by the NYSE that the Company will submit an official request for NYSE's consideration at the appropriate time. If the NYSE determines that an additional six-month trading period is not appropriate, suspension and delisting procedures will commence pursuant to Section 804.00 of the NYSE Listed Company Manual.

About Renren Inc.

Renren Inc. (NYSE: RENN) operates several US-based SaaS businesses. Renren's American depositary shares, each of which currently represents 45 Class A ordinary shares, trade on NYSE under the symbol "RENN".

Safe Harbor Statement

This announcement contains forward-looking statements. These statements are made under the "safe harbor" provisions of the U.S. Private Securities Litigation Reform Act of 1995. These forward-looking statements can be identified by terminology such as "will," "expects," "anticipates," "future," "intends," "plans," "believes," "estimates" and similar statements. Renren may also make written or oral forward-looking statements in its filings with the U.S. Securities and Exchange Commission (the "SEC"), in its annual report to shareholders, in press releases and other written materials and in oral statements made by its officers, directors or employees to third parties. Statements that are not historical facts, including statements about Renren's beliefs and expectations, are forward-looking statements. Forward-looking statements involve inherent risks and uncertainties. Further information regarding these and other risks is included in our annual report on Form 20-F and other documents filed with the SEC. All information provided in this press release is as of the date of this press release, and Renren does not undertake any obligation to update any forward-looking statement, except as required under applicable law.

For more information, please contact:

Investor Relations

Renren Inc.

Email: ir@renren-inc.com